UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F                                           ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes                                ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events

On September 15, 2010, China Cord Blood Corporation (the “Company”) issued a press release announcing that its subsidiary Beijing Jiachenhong Biological Technologies Co., Ltd. had entered into a framework agreement regarding the formation of an entity intended to obtain a license to conduct exclusive cord blood banking operations in Zhejiang province. A copy of the press release is attached as Exhibit 99.1, and a translation of the framework agreement is attached as Exhibit 99.2.

On September 15, 2010, the Company issued a second press release announcing that its Board of Directors had approved a share repurchase program in the aggregate amount of $15 million for the period commencing with the announcement and continuing until September 14, 2011. A copy of the press release is attached as Exhibit 99.3.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated September 15, 2010, regarding Framework Agreement.

99.2	English Translation of Framework Agreement, dated September 15, 2010

99.3	Press Release, dated September 15, 2010, regarding Share Repurchase Program.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: September 15, 2010